Notice to ASX Rio Tinto Limited AGM – Address by the Chief Executive 04 May 2023 Jakob Stausholm, Chief Executive Rio Tinto Limited Annual General Meeting, 2023, Perth **Check against delivery** Thank you, Dom. First, I would like to acknowledge and pay my respects to the Whadjuk people of the Noongar Nation on whose Traditional Lands we are meeting today. And I pay my respects to all Traditional Owners and Indigenous people that host our operations around the world. Last year was a year in which we made progress towards building an even stronger Rio Tinto. We delivered during the year, and we invested in the health of our business and shaped our portfolio for the future. This year we celebrate Rio Tinto’s 150th anniversary. Throughout our history, our business has changed in response to the world around us, and the opportunities created by technology and international development. Our very first project was the redevelopment of an ancient copper mine in the south of Spain that gave our company its name. The Rio Tinto copper deposits have been mined on and off for more than 5,000 years. Many civilisations, from the Phoenicians to the Romans, were drawn to Spain by the wealth of those mines. However, by the time the Romans left it was thought that the accessible deposits had been exhausted, and the site was largely abandoned. The mines were re-opened in the 19th Century by a Spanish King who was desperate for cash, but they were badly run and losing money. When the King eventually lost his throne, the new government decided to sell the mine. Buying a loss-making mine with a depleted resource in a country recovering from civil war was seen as mad at the time. But a group of investors in London saw an opportunity. And on 29 March 1873, they formed the Rio Tinto Company to purchase and develop the mine. Their vision paid off, and they turned that run-down operation into one of the most profitable mines in Europe. They introduced modern mining techniques, equipment and infrastructure. New technology allowed them to extract copper from what others had dismissed as waste. And within ten years, the Rio Tinto Company was the largest copper producer in the world. This story illustrates the importance of vision, and the potential for innovation to transform entire industries. The ability to recognise potential, use innovation and achieve success has been key to Rio Tinto over 150 years. Exhibit 99.2

Notice to ASX 2 / 5 This story also ties perfectly with our new purpose: Finding better ways to provide the materials the world needs. Our purpose speaks to our drive for innovation, continuous improvement and impeccable ESG performance, and connects our contribution to everyday life, our customers, the communities where we operate, and society at large. Our purpose builds on the four objectives introduced when I became Chief Executive: • To become the best operator • To strive for impeccable ESG • To excel in development • And to strengthen our social licence. Coupled with our values of care, courage and curiosity, these are the foundations for our culture and guide our people day in and day out. They underpin our strategy, launched in 2021, which has climate at its heart and sets out the long-term pathway for Rio. Financial performance We delivered strong financial results, with underlying earnings of US$13.3 billion and a return on capital employed of 25%. Profit after tax attributable to Rio Tinto shareholders was $12.4 billion and our balance sheet remains strong with net debt of $4.2 billion. As a result, the Board has recommended a final ordinary dividend of 225 US cents per share, resulting in $8 billion of total returns to you, our shareholders. This represents a pay-out ratio of 60%, in line with our policy and the second-largest ordinary dividend in our 150-year history. Since 2020 we have achieved $47 billion in earnings, paying $29 billion in taxes and royalties, investing $20 billion in the business, and returning $33 billion to our shareholders. These consistently strong financial results through a period where we have seen continually evolving challenges highlight the underlying strength of the business, our world-class assets and our great people. Safety Most importantly, 2022 was our fourth consecutive fatality-free year. But we continue to see serious incidents in our business and therefore we must continue to focus, every day, on strengthening our safety culture. Much of the success is the result of work implemented through our Safety Maturity Model, which provides a roadmap for our leaders. This is about bringing together best practices from across the business and beyond to inform and improve our risk management and work planning. Best operator As I visit sites around the world, what I am seeing gives me confidence that we are on the right track to restoring our DNA of being the best operator. Changing our culture is key to achieving not only this, but each of our four objectives. When people feel respected and valued, they feel empowered to be their best selves and bring their best ideas. For example, our Safe Production System (SPS) relies on this – unlocking the potential of our employees, their skills and expertise, and creating stable, predictable operations.

Notice to ASX 3 / 5 I’ve been impressed by our progress in 2022, achieving a number of operational records, including a record second half performance across the Pilbara iron ore mine and rail system. We now have 30 deployments at 16 sites and 86 Kaizens, which are rapid problem-solving activities, completed or in progress. We are seeing excellent results. Where we have been deploying the SPS, we have sites that are safer, more engaged employees, and assets that are more productive. We will continue to deploy the SPS to more sites in 2023. Coupled with our investment of $3.9 billion in sustaining capex and a more active approach to maintenance, this means our assets are in better health than this time last year. More broadly, we are embedding a change in mindset and behaviours throughout the organisation, with the implementation of the Everyday Respect Report recommendations being absolutely crucial to driving this change. Achieving culture change – and our objective of best operator – will take time, but we are heading in the right direction. Impeccable ESG We have been working hard to implement meaningful change in the way we partner, especially with Indigenous peoples and the communities where we work. Moving to a model of co-management of country, and improving our agreements, will deliver more enduring socioeconomic, heritage and environmental outcomes and, in turn, greater certainty for mine development. And we have continued to develop cultural competency across the Group to help us become a better partner. A real highlight was the agreement with the Puutu Kunti Kurrama and Pinikura people to create the Juukan Gorge Legacy Foundation as part of the remedy for the destruction of the rock shelters in May 2020. This is a significant step forward, but we know it will be a long journey to rebuild trust. In addition, we have signed new agreements with the Yindjibarndi and Yinhawangka peoples in Australia, and the Pekuakamiulnuatsh First Nation in Canada. We are committed to this journey and recently published an independent report by ERM based on a global audit of our Cultural Heritage Management compliance and performance. It identified areas where we are achieving leading cultural heritage practices but also other areas where we need to improve. We know we have more work to do and will adopt all of the recommendations. On decarbonisation, it is early days and we have not advanced our abatement projects as fast as we would like. But despite that, our Scope 1 and 2 emissions were 7% below our 2018 baseline. It is important to note that this is a multi-decade journey and today we have a more robust roadmap to our 2030 and 2050 targets. We are ramping up our technical skills, building competencies and capabilities, and forming partnerships across our value chain to find solutions to some of the bigger challenges we are facing. We have set up six large abatement programmes focused on the decarbonisation challenges that cut across our product groups. We have also established one additional programme to increase our investments in nature-based solutions projects and expect these to make a contribution to our targets. Some of the technology we need to reach net zero by 2050 quite simply does not exist today.

Notice to ASX 4 / 5 We have established the Office of the Chief Scientist that is focused on helping us to build on the knowledge and expertise we already have in this space, and we have increased our yearly research and development target spend to $400 million. We know we can’t solve these challenges alone, so partnering with other organisations to find solutions is central to our approach. Our ELYSIS partnership to develop emissions-free aluminium smelting technology is a good example of this. Excel in development Through our acquisitions of Turquoise Hill Resources and Rincon, we are growing in materials essential to the energy transition and strengthening our ability to deliver strong returns for you in the long term. I recently joined the Prime Minister of Mongolia to mark the start of underground production of copper from Oyu Tolgoi, a significant milestone following the reset of our relationship with the Government. Now that we are a direct owner of Oyu Tolgoi, we are able to work much closer together to ensure all stakeholders benefit from this world class project. We achieved another important milestone at the Simandou iron ore project, incorporating the infrastructure joint venture with our various partners and the Government of Guinea. I hope we will soon see this major project moving into full execution for the benefit of the people of Guinea and providing the world a supply of the highest quality iron ore that can be turned into steel with much less CO2 emission. Licence to operate I recently travelled to China for the first time as Chief Executive, following time spent through the year with customers, suppliers, governments, communities, civil society and other stakeholders here in the UK, in Mongolia, Canada, Japan, Australia, the US and many other countries. As we strive to become a more outward-looking company, we will continue to listen and engage broadly. What I am hearing is a growing awareness of the importance of mining to achieving the energy transition and strengthening supply chain security. Putting climate at the heart of our strategy is both the right thing to do, and the right business decision. Over the coming years, we will continue to invest in moving from ambition to solutions, and in fostering the partnerships that will be essential to address this complex challenge. Conclusion I am proud of our continued progress through 2022. We have real momentum into our 150th year and a clear pathway for a strong future. We have defined our purpose, and are delivering against our strategy for the company to grow and decarbonise. We are evolving our culture, supported by simple, human values. Most importantly, we have an extraordinary team of talented and committed people around the world, and we are engaging to learn from the communities, customers and stakeholders around us. This is how we are building a stronger Rio Tinto, and finding better ways to deliver the materials the world needs. Thank you.

Notice to ASX 5 / 5 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Danielle Smith M +44 7788 190 672 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com